EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2007, 2006 and 2005

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Emgold Mining Corporation (“the Company”) have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

signed “Sargent H. Berner”

signed “Jonathan Fogg”

              Co-Chief Executive Officer

Chief Financial Officer

Vancouver, B.C., Canada
April 24, 2008

 Auditors’ Report

To the Shareholders of

Emgold Mining Corporation

We have audited the consolidated balance sheets of Emgold Mining Corporation (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 24, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 24, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 24, 2008

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	December 31, 2007	December 31, 2006

Assets

Current assets
Cash and cash equivalents	$ 176,881	$ 2,504,377
Short-term investments	4,640,637	--
Accounts receivable	103,147	14,646
Due from related party (note 8)	100,493	235,410
Prepaid expenses and deposits	260,463	170,589
	5,281,621	2,925,022

Other	8,061	7,007
Property and equipment (note 4a)	274,565	421,949
Mineral property interests (note 4c)	942,448	910,672

	$ 6,506,695	$ 4,264,650

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 325,924	$ 249,873
Due to related parties (note 8)	386,369	195,483
Capital lease obligation (note 5)	5,843	5,365
	718,136	450,721
Capital lease obligation (note 5)	25,661	31,504
Convertible preference shares (Note 6(b))	750,624	626,724
	1,494,421	1,108,949

Shareholders’ equity
Share capital	38,231,882	33,062,945
Equity component of convertible preference shares (Note 6(b))	90,902	90,902
Warrants	3,049,862	1,085,434
Contributed surplus	2,972,267	2,412,930
Accumulated other comprehensive loss (note 3(c))	(577,456)	(577,456)
Deficit	(38,755,183)	(32,919,054)
	5,012,274	3,155,701

	$ 6,506,695	$ 4,264,650

Nature of operations and going concern (note 1)

Commitments (notes 4, 6 and 10)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“Stephen J. Wilkinson”

Robin A. W. Elliott

Stephen J. Wilkinson

Director

Director

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in United States dollars)

	Years ended December 31,
	2007	2006	2005

Expenses
Amortization	$ 76,423	$ 88,291	$ 61,400
Accretion of debt portion of preference shares (note 6(b))	12,822	14,469	16,448
Ceramext™ research costs (note 15)	629,148	1,590,754	1,769,659
Exploration costs (note 16)	3,188,134	1,796,199	1,668,224
Foreign exchange loss	63,988	15,771	8,148
Finance expense	54,692	48,614	44,966
Legal, accounting and audit	107,383	115,352	114,557
Management and consulting fees (note 8)	107,996	60,827	31,582
Office and administration	372,647	451,710	448,357
Other consulting fees	18,844	30,089	68,600
Salaries and benefits	798,509	573,250	558,717
Shareholder communications	209,700	192,248	288,216
Stock-based compensation	399,830	65,526	143,979
Travel	104,057	126,360	131,770
Loss for the year before interest income	6,144,173	5,169,460	5,354,623

Interest income	(86,310)	(45,133)	(109,458)

Loss for the year before income taxes	6,057,863	5,124,327	5,245,165

Future Income tax recovery (note 7)	(221,734)	--	--

Net loss and comprehensive loss for the year	5,836,129	5,124,327	5,245,165

Deficit, beginning of year	32,919,054	27,794,727	22,549,562

Deficit, end of year	$ 38,755,183	$ 32,919,054	$ 27,794,727

Loss per share – basic and diluted	$0.06	$0.08	$0.09

Weighted average number of common shares outstanding	102,077,466	67,199,081	57,782,811

Total common shares outstanding, end of year	156,489,642	83,759,406	65,538,099

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2007, 2006 and 2005

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2004	47,158,099	$ 22,819,677	$ 90,902	$ --	$ 2,128,708	$ (577,456)	$ (22,549,562)	$ 1,912,269
Shares issued for cash:
Private placement at Cdn$0.50	18,360,000	7,050,466	--	--	--	--	--	7,050,466
Stock options exercised	20,000	4,433	--	--	--	--	--	4,433
Stock-based compensation	--	--	--	--	190,326	--	--	190,326
Loss for the year	--	--	--	--	--	--	(5,245,165)	(5,245,165)
Balance, December 31, 2005	65,538,099	29,874,576	90,902	--	2,319,034	(577,456)	(27,794,727)	3,912,329
Shares issued for cash
Private placement at Cdn$0.60, less share issue costs	1,426,202	632,895	--	65,198	--	--	--	698,093
Private placement at Cdn$0.26, less share issue costs	14,344,105	1,907,693	--	939,089	--	--	--	2,846,782
Flow-through private placement at Cdn$0.38, less share issue costs	2,238,000	581,896	--	81,147	--	--	--	663,043
Stock options exercised	153,000	50,629	--	--	(13,566)	--	--	37,063
Shares issued for other than cash
Stewart Property payment at Cdn$0.29	60,000	15,256	--	--	--	--	--	15,256
Stock-based compensation	--	--	--	--	107,462	--	--	107,462
Loss for the year	--	--	--	--	--	--	(5,124,327)	(5,124,327)
Balance, December 31, 2006	83,759,406	33,062,945	90,902	1,085,434	2,412,930	(577,456)	(32,919,054)	3,155,701
Future income tax – flow through shares	--	(221,734)	--	--	--	--	--	(221,734)
Private placement at Cdn $0.11 less share issue costs	72,730,236	5,390,671	--	1,964,428	--	--	--	7,355,099
Stock based compensation	--	--	--	--	559,337		--	559,337
Loss for the year	--	--	--	--	--	--	(5,836,129)	(5,836,129)
Balance, December 31, 2007	156,489,642	$ 38,231,882	$ 90,902	$ 3,049,862	$ 2,972,267	$ (577,456)	$ (38,755,183)	$ 5,012,274

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in United States dollars)

	Years ended December 31,
	2007	2006	2005

Cash provided by (used for):
Operations:
Loss for the year	$ (5,836,129)	$ (5,124,327)	$ (5,245,165)
Items not involving cash
Amortization	156,276	158,181	260,315
Stock-based compensation	559,337	107,462	190,326
Accretion of debt component of preference shares	12,822	14,469	16,448
Gain on sale of property and equipment	(3,298)	--	--
Future income tax recovery	(221,734)	--	--
Unrealized foreign currency (gain) / loss	110,024	(1,604)	19,274
Changes in non-cash operating working capital
Accounts receivable	(88,501)	25,594	33,839
Due to/from related parties	325,803	(81,976)	154,489
Prepaid expenses and deposits	(89,874)	(28,289)	(99,542)
Accounts payable and accrued liabilities	77,043	(192,798)	86,163
	(4,998,231)	(5,123,288)	(4,583,853)
Investing activities:
Mineral property acquisition costs	(31,776)	(35,885)	(61,575)
Short-term investments	(4,640,637)	2,735,570	(1,899,946)
Proceeds on disposition of equipment	10,000	31,400	--
Equipment additions	(15,594)	(46,340)	(290,526)
	(4,678,007)	2,684,745	(2,252,047)
Financing activities:
Common shares and warrants issued for cash	7,354,107	4,256,515	7,054,899
Capital lease payments	(5,365)	(1,964)	--
	7,348,742	4,254,551	7,054,899

(Decrease) increase in cash and cash equivalents during the year	(2,327,496)	1,816,008	218,999
Cash and cash equivalents, beginning of year	2,504,377	688,369	469,370

Cash and cash equivalents, end of year	$ 176,881	$ 2,504,377	$ 688,369

Cash and Cash Equivalents consist of:
Cash Term deposits	146,590 30,291	765,246 1,739,131	688,369 --

Supplementary cash flow information (Note 11)

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

1.

Nature of operations and going concern

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

Emgold Mining Corporation (the “Company”) incurred a loss of $5,836,129 for the year ended December 31, 2007, and had net current assets of $4,563,485 and an accumulated deficit of $38,755,183 at December 31, 2007.  Operations for the year ended December 31, 2007, have been funded primarily from proceeds from the issuance of capital stock.

The Company’s current financial position and forecast cash flow requirements for the next year to meet its mineral property requirements and corporate requirements indicate that there is substantial doubt about the ability of the Company to continue as a going concern.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2.

Significant accounting policies

(a)

Basis of presentation

These consolidated financial statements have been prepared using Canadian GAAP and include the accounts of the Company and its wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.  As described in note 14, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Actual results could differ materially from those estimated.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition. Cash and cash equivalents are recorded at fair value and changes in fair value are reflected in the consolidated statements of operations.

(d)

Short-term investments

Short-term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase and are recorded at fair value Changes in fair value are reflected in the consolidated statements of operations.

(e)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over five years for plant and field equipment, office furniture and equipment, research equipment and vehicles and over three years for computer hardware and software, and over the term of the lease for leasehold improvements.

(f)

Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is determined to be impaired.  These costs are amortized over the estimated life of the property following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is determined to be impaired.

Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Management reviews the carrying value of mineral properties whenever events or circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition.  If impairment is indicated, an impairment loss is recorded, calculated as the amount by which the carrying amount of the mineral property exceeds the estimated discounted future cash flows from the asset.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative, property investigation, and exploration expenditures are expensed in the period incurred.

(g)

Exploration and development costs

Exploration and development expenditures are expensed until the Company has determined that the property is economically viable and a production decision is made.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

(h)

Ceramics technology research and development costs

Research costs are expensed as incurred.  Development costs are deferred to the extent they meet Canadian generally accepted accounting principles criteria for deferral and subsequent amortization.  The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date.

(i)

Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.  Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to operations.

(j)

Translation of foreign currencies

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the period-end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in net income in the current period.

(k)

Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures.  In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.   At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

(l)

Income taxes

Future income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future income tax assets is not considered more likely than not, a valuation allowance is provided.

(m)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

2.

(n)

Loss per common share

The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.  Since the Company has losses, the exercise of outstanding options, warrants and potential conversion of preference shares has not been included in the calculation as increasing the number of shares outstanding would be anti-dilutive.

(o)

Stock-based compensation

The Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  Proceeds arising from the exercise of options are credited to share capital.

(p)

Recent accounting pronouncements

Recent accounting pronouncements issued which may affect the Company in the future are as follows:

Capital disclosures

CICA handbook section 1535, “Capital Disclosures”, establishes standards for disclosing information about the Company’s capital and how it is managed.

This standard is effective for interim and annual financial statements beginning on or after October 1, 2007. The Company is currently evaluating the impact of adoption of this new standard on the disclosures in the consolidated financial statements.

Financial instruments disclosures

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007. CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements. This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date. The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

Goodwill and intangible assets

CICA handbook section 3064, “Goodwill and intangible assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The effective date of this new standard applies to fiscal years beginning January 1, 2009. The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

3.

Change in accounting policies

(a)   Financial instruments

Effective January 1, 2007, the Company has adopted new CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation”.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except as indicated in part (c) below. The adoption of these handbook sections had no impact on opening retained earnings.

Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value.

Accounts receivable, amounts due from related parties and deposits are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, amounts due to related parties and convertible preference shares, are classified as other financial liabilities and are measured at amortized cost.

(b)

Hedges

Effective January 1, 2007, the Company has adopted the new CICA handbook section 3865 “Hedges”. The Company has not previously undertaken hedging activities and thus the adoption of this section has no impact on the consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

(c)

Comprehensive income / (loss)

Effective January 1, 2007, the Company adopted the new CICA handbook section 1530 “Comprehensive Income”. Comprehensive income represents the change in net assets resulting from transactions, events and circumstances from sources other than shareholders and includes items that would normally be included in net income such as unrealized gains and losses on available-for-sale investments.

The Company’s comparative statements were adjusted to reflect application of this section on the cumulative translation adjustment (“CTA”) balance. Effective January 1, 2007, losses previously recorded from the translation of the consolidated financial statements into United States dollars for reporting purposes are now presented as accumulated other comprehensive loss as a separate component of shareholders’ equity in the consolidated balance sheets. Upon adoption of the new standards these losses were included in CTA as part of shareholders’ equity. This resulted in an adjustment of $577,456 to reclassify the CTA of $577,456 at January 1, 2007 to accumulated other comprehensive income.

4.

Property and equipment

(a)

Equipment

December 31, 2007	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 146,719	$ 102,753
Office furniture and equipment	77,018	41,675	35,343
Research equipment	163,466	78,732	84,734
Computer hardware and software	122,260	102,721	19,539
Leasehold improvements	127,324	122,311	5,013
Vehicle – held under capital lease	38,833	11,650	27,183
Total	$ 778,373	$ 503,808	$ 274,565

December 31, 2006	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 248,980	$ 97,044	$ 151,936
Office furniture and equipment	65,857	26,796	39,061
Research equipment	173,464	49,706	123,758
Computer hardware and software	119,721	81,690	38,031
Leasehold improvements	126,798	92,585	34,213
Vehicle – held under capital lease	38,833	3,883	34,950
Total	$ 773,653	$ 351,704	$ 421,949

Research equipment is being used for research and development of the Ceramext™ Process.

(b)

Ceramext™ Process

The Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ process to convert mine tailings and other waste materials into ceramics.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3.0% of the gross sales revenue derived from the sales of physical products produced.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005 (paid); $10,000 per quarter in 2006 (paid); $20,000 per quarter in 2007 (paid); and $40,000 per quarter thereafter.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

(c)

Mineral property interests

The acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	December 31, 2007	December 31, 2006
Idaho-Maryland Property, California	$ 589,276	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,821	120,726
Jazz Property, British Columbia	55,169	31,828
Stewart Property, British Columbia	170,272	161,932
	$ 942,448	$ 910,672

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly commencing May 1, 2004 and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008.  The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price for 2007 was $5,042,880, and is increased by 3% each lease-year.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in south-eastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of south-eastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares. The property is subject to a 3.0% NSR.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia. Under the terms of the agreement, the Company has agreed to make stepped cash payments totalling $215,000 ($45,000 paid to date) to the optionor over a ten-year period.  Upon completion of the above cash payments, the Company will earn the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within two years from the date of the agreement (completed). The Company will have the right to purchase 66⅔% of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and amended in 2006, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$104,000 (Cdn$80,000 paid to date) and issuing 260,000 common shares (issued). The Company is vested with 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optioners. The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

5.

Capital lease obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At December 31, 2007, future minimum lease payments under capital leases are $38,309, including $6,805 of anticipated interest payments, payable at $697 monthly.

Payments under capital lease included above are:

Years ending December 31,	$
2008	8,358
2009	8,358
2010	8,358
2011	8,358
2012	4,877
Total minimum payments	38,309
Less interest	(6,805)
Capital lease obligation	31,504
Less: current portion	(5,843)
Non-current portion	25,661

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

6.

Share capital

Authorized

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

a) Common shares, issued and fully paid

2007

During the year ended December 31, 2007, the Company completed a private placement of 72,730,236 units at a price of Cdn $0.11 per unit, for gross proceeds of Cdn $8 million (USD $8 million).  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “warrant share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per warrant share.  The share purchase warrants issued in three tranches of 54,454,069 on September 27, 2007, 7,266,000 on October 5, 2007 and 11,010,167 on October 12, 2007 and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 67% - 68% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was Cdn$0.03 per warrant. Fees and costs of $685,000 associated with the private placement including finders’ fees were netted against gross proceeds with approximately $518,000 allocated to the non-assessable common shares and $167,000 allocated to the transferable common share purchase warrants based on their relative values at the issuance dates.

Finders’ fees to eligible finders (“the Finders”) were paid amounts equal to 8% of proceeds raised by such Finders, and non-transferable warrants (“the Finder’s Warrants”), equal to 8% of the number of units sold by such finders were also issued. Each of the Finder’s Warrants are exercisable to acquire a unit of the Company (the “Finders’ Units”) at a price of Cdn$0.11 per Finders’ Unit for a period of 18 months from the date of issuance. Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder’s Warrant at a price of Cdn$0.15.  At December 31, 2007, 4,981,803 Finder’s Warrants and Finder’s Units were issued.  The Finder’s Warrants and Finder’s Units were issued in three tranches of 3,831,323 on September 27, 2007, 508,080 on October 5, 2007 and 642,400 on October 12, 2007 and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 58% - 61% and an average expected life of 18 months.  The value attributable to these Finder’s Units and Finder’s Warrants was Cdn $0.03 per Finder’s Unit and Finder’s Warrant.

2006

During the year ended December 31, 2006, the Company completed a private placement of 1,426,202 units at a price of Cdn$0.60 per unit, for gross proceeds of Cdn$855,721 (USD $764,651).  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of Cdn$1.00 per share.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4.1%; volatility factor

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

of 74%; and an average expected life of two years.  The value attributed to these non-transferable share purchase warrants was Cdn$0.11 per warrant.

The Company also completed a brokered private placement of 14,344,105 units at a price of Cdn$0.26 per unit.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of Cdn$0.40 per common share until December 6, 2008.  The value attributed to these non-transferable share purchase warrants was Cdn$0.07 per warrant.  The Company issued an aggregate of 1,147,529 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and a warrant exercisable at Cdn$0.40 until December 6, 2008. In addition, the Company paid an aggregate of approximately Cdn$345,000 in fees to the agent and certain finders in connection with this transaction and the issuance of flow-through shares described below.  The total value attributed to each of the compensation share purchase warrants on the non flow-through shares was Cdn$0.25.  The share purchase warrants and compensation warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.

In addition, during 2006 the Company completed a brokered private placement of 2,238,000 flow-through units (the “FT Units”) at a price of Cdn$0.38 per FT Unit for gross proceeds of Cdn$850,440 (USD $729,741).  Each FT Unit is comprised of one (1) flow-through common share (“FTS”) and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.50 per share until December 6, 2008. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.  Commissions of 8% were paid with respect to the financing.  The gross proceeds value attributed to the non-transferable share purchase warrants on the FTS was Cdn$0.05 per warrant.  No FTS expenditures were renounced at December 31, 2006.  The Company renounced flow-through expenditures in March 2007 relating to the year ended December 31, 2006. The Company issued an aggregate of 179,040 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and one half-warrant exercisable at Cdn$0.50 until December 6, 2008.  The total value attributed to each of the compensation share purchase warrants was Cdn$0.23. The compensation share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%, volatility factor of 73% and an average expected life of two years.

b) Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2007 and 2006	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	December 31, 2007	December 31, 2006
Balance, beginning of year	$ 626,724	$ 613,871
Accretion	12,822	14,469
Foreign exchange loss (gain) on debt	111,078	(1,616)
	123,900	12,853
Balance, end of year	$ 750,624	$ 626,724

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2007, $284,146 (December 31, 2006 - $194,148) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

c) Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at December 31, 2007.  The stock options currently outstanding are exercisable for periods up to ten years from the date of grant.

The following table summarizes stock option transactions for the years ended December 31, 2005, 2006, and 2007:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2004	6,114,000	$0.84
Exercised	(20,000)	$0.25
Cancelled	(50,000)	$1.00
Granted	260,000	$0.36
Balance, December 31, 2005	6,304,000	$0.82
Exercised	(153,000)	$0.27
Cancelled	(45,000)	$0.95
Granted	820,000	$0.29
Balance, December 31, 2006	6,926,000	$0.82
Exercised	--	$0.00
Cancelled	(1,118,000)	$0.81
Granted	7,890,000	$0.15
Balance, December 31, 2007	13,698,000	$0.41

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

The following table summarizes information about the stock options outstanding at December 31, 2007:

Exercise Price	Number Outstanding and Exercisable at December 31, 2007	Weighted Average Remaining Contractual Life
Cdn$0.25	170,000	1.40 years
Cdn$0.10	428,000	3.78 years
Cdn$1.00	2,460,000	5.77 years
Cdn$0.90	1,770,000	6.44 years
Cdn$0.36	160,000	2.49 years
Cdn$0.29	820,000	3.90 years
Cdn$0.15	7,890,000	4.95 years
	13,698,000	5.10 years

For the year ended December 31, 2007, the Company incurred stock-based compensation expense of $559,337 (2006 - $107,462; 2005 - $190,326). A portion of the expense is included in note 15 – Ceramext ™ Research Costs and in note 16 – Exploration Costs.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	Years ended December 31,
	2007	2006	2005
Risk free interest rate	3.71%	3.84%	3.10%
Expected life (years)	5	3	3
Expected volatility	70%	75%	67% - 88%
Weighted average fair value per option grant	$0.07	$0.13	$0.17 - $0.82

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

d)  Warrants

As at December 31, 2007, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
54,454,069	Cdn$0.15	September 27, 2009
3,831,323	Cdn$0.11	March 27, 2009
3,831,323	Cdn$0.15	March 27, 2009
7,266,000	Cdn$0.15	October 5, 2009
508,080	Cdn$0.11	April 5, 2009
508,080	Cdn$0.15	April 5, 2009
11,010,167	Cdn$0.15	October 12, 2009
642,400	Cdn$0.11	April 12, 2009
642,400	Cdn$0.15	April 12, 2009
101,433,665	Weighted Average Exercise Price: Cdn$0.20

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

The following table summarizes warrant transactions for the years ended December 31, 2005, 2006, and 2007:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2004	6,232,799	$1.00
Cancelled	(6,232,799)	$1.00
Granted	18,360,000	$0.70
Balance, December 31, 2005	18,360,000	$0.70
Granted	18,739,823	$0.42
Balance, December 31, 2006	37,099,823	$0.56
Cancelled	(18,360,000)	$0.70
Granted	82,693,842	$0.15
Balance, December 31, 2007	101,433,665	$0.20

7.

Income taxes

The recovery of income taxes shown in the consolidated Statements of Operations and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

	Years ended December 31,
	2007	2006	2005
Statutory tax rate	34.12%	34.12%	34.87%
Loss for the year	$ (6,057,863)	$ (5,124,327)	$ (5,245,165)
Expected tax recovery	(2,066,943)	(1,748,420)	(1,828,989)
Non-deductible amounts	233,519	(157,960)	197,013
Effect of change in rates on future tax	1,851,012	437,429	--
Differences in foreign tax rates	(1,307,583)	(384,690)	(205,346)
Differences in foreign exchange rates	(922,063)	--	--
Change in valuation allowance	2,116,454	1,501,984	1,837,322
Expiry of tax losses and other	(126,130)	351,657	--
	$ (221,734)	$ --	$ --

The significant components of the Company’s future tax assets are as follows:

	December 31, 2007	December 31, 2006
Future income tax assets
Operating and capital losses carried forward	$ 6,633,563	$ 5,146,490
Mineral property interests and research costs representing excess of tax basis over carrying value	8,114,809	7,541,634
Share issuance costs	321,543	265,337
	15,069,915	12,953,461
Valuation allowance for future tax assets	(15,069,915)	(12,953,461)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, a full valuation allowance has been applied against the carrying value of future income tax assets for accounting purposes.

The Company has a capital loss carried forward of Cdn$111,175 with no expiry date, but that may only be used to offset future capital gains. Additionally, the Company has non-capital losses carried forward of Cdn$8,530,464 that may be available for Canadian tax purposes.  The Company also has non-capital losses carried forward of $10,516,477 that may be available for United States (“US”) tax purposes.  The US tax losses may be subject to a restriction on usage if the Company is deemed to have experienced a change in ownership.  The losses expire as follows:

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

Expiry date	US Tax
2009	$ 459,640
2010	562,885
2011	791,303
2012	966,432
2018	419,779
2019	363,828
2020	269,174
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	1,168,581
2026	1,418,934
2027	1,739,344
$ 10,516,477
Expiry date	Canadian Tax
$ CAD

2008	361,321
2009	209,299
2010	844,813
2014	978,036
2015	1,719,117
2026	1,580,583
2027	2,837,295
$ 8,530,464

Under the flow-through share agreements as described in note 6a, the Company agreed to renounce Cdn $850,440 of qualifying expenditures to the investors effective December 31, 2006.  In accordance with CICA handbook section 3465 – Income Taxes, the Company recorded a future income tax liability at the time of the actual renunciation, with an offsetting reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company.  The Company renounced flow-through expenditures in the year ended December 31, 2007, and as a consequence, recognized a reduction in share capital and a future income tax liability of $221,734.  Recognition of the liability resulted in a reduction of previously applied valuation allowances and a corresponding future income tax recovery of $221,734 in the consolidated statements of operations.

8.

Related party transactions and balances

Balances receivable from:	December 31, 2007	December 31, 2006
LMC Management Services Ltd.	$ 100,493	$ 235,410
Balances payable to:
Directors, officers and employees	$ 386,369	$ 195,483

Related party transactions reflected in these consolidated financial statements are as follows:

(a)

In the year ended December 31, 2007, $1,040,124 (2006 - $827,056; 2005 - $649,271) in management, administrative, geological and other services have been provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC valued at $1.  There is no difference between the cost of the investment in LMC of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.  Under the terms of the service agreement, three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b)

Legal fees of $Nil (2006 - $Nil; 2005 - $34,625) were paid to a law firm of which a director, Sargent H. Berner, was an associate to April 1, 2006.

(c)

Bonus payments totaling $28,056 (2006 – $Nil; 2005 – $Nil) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner; 759924 Ontario Ltd., a private

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

company controlled by a director, Kenneth Yurichuk; and to two directors of the Company. These amounts were included in office and administration expenses.

(d)

Consulting fees of $49,430 (2006 –$Nil; 2005 – $Nil) were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(e)

Consulting fees of $58,566 (2006 –$33,353; 2005 – $6,393) were paid indirectly by the Company through LMC to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(f)

Directors’ fees totaling $20,057 (2006 – $Nil; 2005 – $Nil) were also paid to two independent directors of the Company which were included in salaries and benefits.

(g)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company paid Cdn$2,500 per month to Lang Mining for his services during his tenure as chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining are the holders of preference shares, which are fully described in Note 6 (b).

(h)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 6(b).  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

9.

Financial instruments

(a)

Current assets and liabilities

The carrying values of accounts receivable, deposits, amounts due to/from related parties, accrued liabilities, accounts payable, and the current portion of capital lease obligations approximates their fair value, except for dividends payable on preference shares, due to the immediate or short-term maturity of the financial instruments.

Given the uncertainty of the timing of the payment of dividends accrued on preference shares, it is not possible to determine the fair value of this balance.

(b)

Non-current items

The Company’s non-current financial instruments comprise the debt component of preference shares and the non-current portion of capital lease obligations. The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares. As a result of these indirect influences, the fair value of the components of the preference shares is difficult to determine. Based upon an analysis of discounted cash flows, the fair value of the debt component is estimated at approximately $751,000 at December 31, 2007. The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013 (See Note 6 (b)).

10.

Commitments

The Company has a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum monthly lease payments are $21,928 effective April 1, 2007, to be adjusted by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to and including April 1, 2010.  The purchase price, if exercised in fiscal 2008, is $3.05 million, increasing by $50,000 annually to the end of fiscal 2009, with an additional increase in 2010.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

See notes 4 (b), 4 (c), and 6 (b) for further commitments.

11.

Supplementary cash flow information – non-cash transactions

Years ended December 31,
	2007	2006	2005
Financing and investing activities
Non-cash share issuance costs	$ 335,219	$ 285,033	$ --
Shares issued for Stewart Property payment	$ --	$ 15,256	$ --
Equipment purchased but not paid for at year-end	$ --	$ 3,267	$ --

12.

Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research and development of the Ceramext™ technology.  In late 2006, the expenditures on the Ceramext™ technology have been reduced to a care and maintenance level due to the focus on development of the Idaho-Maryland Property.

The Company’s principal operations are in Canada and the United States of America.  All of the investment income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral Properties	Ceramext™ Technology	Total
December 31, 2007	$ 4,975,486	$ 1,308,562	$ 222,647	$ 6,506,695
December 31, 2006	$ 2,795,513	$ 1,138,324	$ 330,813	$ 4,264,650

Loss	Corporate	Mineral Properties	Ceramext™ Technology	Total
Year ended December 31, 2007	$ 1,584,328	$ 3,390,492	$ 861,309	$ 5,836,129
Year ended December 31, 2006	$ 1,173,425	$ 2,044,955	$ 1,905,947	$ 5,124,327
Year ended December 31, 2005	$ 1,136,964	$ 1,996,276	$ 2,111,925	$ 5,245,165

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2007	$ 5,335,718	$ 1,170,977	$ 6,506,695
December 31, 2006	$ 3,116,910	$ 1,147,740	$ 4,264,650
Loss	Canada	United States	Total
Year ended December 31, 2007	$ 2,394,038	$ 3,442,091	$ 5,836,129
Year ended December 31, 2006	$ 1,178,791	$ 3,945,536	$ 5,124,327
Year ended December 31, 2005	$ 1,200,297	$ 4,044,868	$ 5,245,165

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

13

Risk Management

The Company is exposed to potential loss from various risks including currency risk, interest rate risk, liquidity risk, market risk and commodity price risk.

Currency risk

The Company is exposed to currency risk which is the possibility that changes in exchange rates produce an unintended effect on net income and shareholders’ equity when measured in other than the measurement currency of the Company. The Company holds certain cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, due to / from related parties and preference shares in Canadian dollars. The Company monitors exposure of invested assets to foreign exchange and limits these amounts. The Company may from time to time, experience losses resulting from fluctuations in the values of the Canadian dollar, which could adversely affect operating results.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and short-term investments. Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates.

Liquidity risk

The Company is exposed to liquidity risk which is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances for settlement of its obligations.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations.

Market risk and commodity price risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The significant market risk exposure to the Company relates to commodity price risk and specifically declines in the price of gold. The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold associated with the Company’s mineral property interests.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

14.

Differences in generally accepted accounting principles between Canada and the United States

These consolidated financial statements are prepared in accordance with Canadian GAAP.  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these consolidated financial statements are summarized below:

Consolidated Statements of Operations

	Years ended December 31,
	2007	2006	2005
Loss under Canadian GAAP	$ (5,836,129)	$ (5,124,327)	$ (5,245,165)
Accretion of debt component of preference shares (a)	12,822	14,469	16,448
Finance expense – debt component of preference shares (a)	51,699	--	--
Foreign exchange on debt component of preference shares (a)	111,078	(1,616)	19,894
Future income tax – flow through shares (b)	(85,235)	--	--
Ceramext™ process	--	--	141,054
Loss and comprehensive loss under U.S. GAAP	$ (5,745,765)	$ (5,111,474)	$ (5,067,769)
Weighted average number of shares under U.S. GAAP	102,077,466	67,199,081	57,782,811
Loss per share under US GAAP – basic and diluted	$ (0.06)	$ (0.08)	$ (0.09)

Consolidated Balance Sheets

	December 31, 2007
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 176,881	$ --	$ 176,881
Other current assets	5,104,740	--	5,104,740
Property and Equipment, mineral property interests and other non-current assets	1,225,074	--	1,225,074
Total assets	$ 6,506,695	$ --	$ 6,506,695

Liabilities
Total current liabilities (b)	$ 718,136	$ --	$ 718,136
Capital lease obligation	25,661		25,661
Convertible preference shares (a)	750,624	(750,624)	--
Total liabilities	1,494,421	(750,624)	743,797

Shareholders’ equity (a, b))	5,012,274	750,624	5,762,898
Total liabilities and shareholders’ equity	$ 6,506,695	$ --	$ 6,506,695

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

	December 31, 2006
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents (b)	$ 2,504,377	$ (729,741)	$ 1,774,636
Restricted cash (b)	--	729,741	729,741
Other current assets	420,645	--	420,645
Equipment, mineral property interests and other non-current assets	1,339,628	--	1,339,628
Total assets	$ 4,264,650	$ --	$ 4,264,650

Liabilities
Total current liabilities	$ 450,721	$ --	$ 450,721
Premium on flow-through shares (b)	--	136,499	136,499
Capital lease obligation	31,504	--	31,504
Convertible preference shares (a)	626,724	(626,724)	--
Total liabilities	1,108,949	(490,225)	618,724

Shareholders’ equity (a)	3,155,701	490,225	3,645,926
Total liabilities and shareholders’ equity	$ 4,264,650	$ --	$ 4,264,650

Consolidated Statements of Cash Flows

	Years ended December 31,
	2007	2006	2005
Operating activities
Operating activities under Canadian GAAP	$ (4,998,231)	$ (5,123,288)	$ (4,583,853)
Operating activities under U.S. GAAP	(4,998,231)	(5,123,288)	(4,583,853)

Investing activities
Investing activities under Canadian GAAP	(4,678,007)	2,684,745	(2,252,047)
Restricted cash (b)	729,741	(729,741)	--
Investing activities under U.S. GAAP	$ (3,948,266)	$ 1,955,004	$ (2,252,047)

Differences between Canadian and U.S. GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Conditionally redeemable preference shares

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not mandatorily redeemable at a specified or determinable date or upon an event that is certain to occur. The foreign currency gain or loss and accretion related to the debt portion of the preference shares recognized under Canadian GAAP is eliminated under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP. In addition, dividends declared on the preference shares, recorded as finance expenses under Canadian GAAP are eliminated from the consolidated statements of operations under U.S. GAAP as the

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

dividends declared would be recorded as an adjustment to retained earnings in the consolidated statements of shareholders’ equity. This adjustment has no impact on total shareholders’ equity.

(b)

Flow-through shares

As described in note 2(k) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  In 2006, the Company issued by way of private placement 2,238,000 flow-through common shares at Cdn$0.38 per share.  The gross proceeds of this placement are considered to be restricted cash for U.S. GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  At December 31, 2006 this amount totalled $729,741. The Company received a net premium to market on this issuance of $136,499, which was recorded in share capital as part of the transaction.  For U.S. GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of flow-through share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is initially recognized for any premium paid by the investors.

Upon renouncing the income tax deductions the Company records a future income tax liability of $221,734 and a corresponding reduction of share capital in respect of the flow-through share financing for Canadian GAAP purposes.  Under U.S. GAAP, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.  Under both Canadian and U.S. GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding future tax recovery in the consolidated statements of operations.  This results in a U.S. GAAP adjustment of $85,235 representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance recorded in 2006 under U.S. GAAP allocated to deferred taxes when the flow-through shares were issued.

(c)

Impact of recent applicable United States accounting pronouncements and current differences in accounting principles

Share purchase warrants

The Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board (“FASB”) have expressed views for U.S. GAAP that suggest warrants with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity.  As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations.  The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars.

The recent SEC and FASB interpretations relate to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issue Task Force (“EITF”) 00-19 - Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock.  The EITF has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

In August 2007, the EITF issued No. 07-05, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”.  The issue summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance.  The EITF considers Issue 07-5 an open issue subject to further discussion and meetings.  The Company is awaiting the results of the project and has therefore not recorded warrants outstanding that have an exercise price in Canadian dollars as derivatives. Accordingly, the issued and outstanding warrants continue to be classified in shareholders’ equity at their historical issue price.  Upon the issuance of authoritative guidance from the EITF project the Company will assess the impact this may have on the consolidated financial statements for U.S. GAAP and record an adjustment in accordance with the guidance provided.

Accounting for Uncertainty in Tax Positions.

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 was effective for the Company on January 1, 2007 and did not have an impact on the Company’s reported results.

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No.157"), effective for periods beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  In December 2007, FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS No. 157 for non financial assets and liabilities. However, SFAS No.157 is still required to be adopted effective January 1, 2008, for financial assets and liabilities that are carried at fair value. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value for Financial Assets and Financial Liabilities including an amendment of FASB No. 115, which provides an option to elect to treat certain financial assets and liabilities on a fair value basis.  This standard is effective for the Company’s 2008 financial statements. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

Business Combinations

In December 2007, FASB issued SFAS 141(R) "Business Combinations" and SFAS 160 "Non-controlling Interest in Consolidated Financial Statements" which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R) which will replace FAS 141 is applicable to business combinations consummated after the effective date of December 15, 2008.

Non-Controlling Interests

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component on equity, not as a liability or other item outside of equity.  Because non-controlling interests are an element of equity, increases and decreases in the parent company’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution of gains and losses.  The carrying amount of non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and non-controlling interests.  Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including those that arose before the effective date.

The Company does not believe the adoption of SFAS 160 will impact its consolidated financial statements for U.S. GAAP.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

15.

Ceramext™ research costs

	Years ended December 31,
	2007	2006	2005
Ceramext™ research costs
Prototypes materials for research	$ 80,248	$ 131,955	$ 104,374
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	80,000	40,000	156,060
Consulting fees	16,451	44,781	24,784
Consumable materials	720	35,473	51,026
Engineering costs	304,246	1,017,919	812,923
Marketing and commercialization	738	27,442	351,000
Sample preparation	680	83,283	70,190
Site costs	86,792	165,692	160,393
Stock-based compensation	53,169	11,139	28,489
Transportation	6,104	33,070	10,420
Incurred during the year	$ 629,148	$ 1,590,754	$ 1,769,659

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

16.

Exploration costs

	Years ended December 31,
	2007	2006	2005
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ 2,465	$ 1,352	$ 5,875
Geological and geochemical	412,104	778,354	762,140
Land lease and taxes	336,959	147,631	130,736
Consulting	121,560	--	--
Mine planning	1,059,673	565,546	459,984
Site activities	305,576	255,427	213,756
Stock-based compensation	106,338	30,797	17,858
Transportation	4,778	13,042	14,551
Incurred during the year	2,349,453	1,792,149	1,604,900

Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	162	--	--
Geological and geochemical	48,020	126	1,625
Drilling	43,274	--	--
Site activities	7,250	55	155
Trenching	4,666	--	--
Transportation	7,883	--	--
Incurred during the year	111,255	181	1,780

Stewart Property, British Columbia
Exploration costs
Assays and analysis	65,481	--	6,425
Drilling	470,858	--	59,198
Geological and geochemical	115,483	3,549	3,430
Site activities	13,699	101	5,409
Trenching	19,318	--	--
Transportation	42,282	--	1,061
Assistance and recoveries	(12,465)	--	(4,273)
Incurred during the year	714,656	3,650	71,250

Jazz Property, British Columbia
Exploration costs
Geological and geochemical	12,842	204	1,862
Site activities	235	15	--
Assistance and recoveries	(307)	--	(11,568)
Incurred during the year	12,770	219	(9,706)

Total Exploration Costs	$ 3,188,134	$ 1,796,199	$ 1,668,224